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Form 6-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010
Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road
Shanghai 200233
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
      Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Announces Shareholder Resolutions Adopted at 2010 Annual General Meeting

SHANGHAI, China — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced that all shareholder resolutions proposed at the Company’s 2010 annual general meeting held in Hong Kong on September 16, 2010 were duly adopted. Specifically, the shareholders passed resolutions approving:
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1.	Re-election of Ms. Wei Liu as a director of the Company, who is retiring by rotation and offering herself for re-election in accordance with the Company’s Articles of Association.

2.	Re-election of Mr. Lv Zhang as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s Articles of Association.

3.
Amendment of the 2007 Performance Incentive Plan (the “Plan”) to increase the maximum number of ordinary shares that may be delivered pursuant to awards granted under the Plan to 10,700,000 ordinary shares.

4.	Amendment of the Plan to allow the Plan Administrator to effect a repricing of awards under the Plan.

5.	Appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2010.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share according to iResearch Consulting Group, an independent Chinese research center, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, Giant Online, King of Kings III, The Golden Land, XT Online, and My Sweetie. Giant has several additional online games that it intends to launch, including ZT Online 2, Dragon Soul, Allods Online, and Elsword. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of June 30, 2010 consisted of over 130 distributors, and reached over 96,000 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China.

For more information, please visit Giant Interactive Group Inc. on the web at www.ga-me.com.

Contacts:
Investor Contact: Rich Chiang, IR Manager Giant Interactive Group Inc. +86 21 6451 1258 ir@ztgame.com	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212)889-4350 giantinteractive@taylor-rafferty.com
Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712 giantinteractive@taylor-rafferty.com	Media Contact: Jason Marshall Taylor Rafferty +1 (212)889-4350 giantinteractive@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer

Date: September 17, 2010